SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                __________

                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                        Anworth Mortgage Asset Corp.
                 ---------------------------------------
                             (Name of Issuer)

                        Common Stock, $.01 par value
                        ----------------------------
                       (Title of Class of Securities)

                                37347101
                              (CUSIP Number)

                             Daniel K. Osborne
             Executive Vice President, Chief Operating Officer
                      and Chief Financial Officer
                      Apex Mortgage Capital, Inc.
                  865 South Figueroa Street, Suite, 1800
                     Los Angeles, California  90017
                             (213) 244-0000
                     -----------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           March 22, 2000
                  (Date of Event Which Requires Filing
                          of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on following pages)
                          (Page 1 of 7 Pages)



CUSIP No. 037347101                    13 D         Page 2 of 15 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Apex Mortgage Capital, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

     7       SOLE VOTING POWER
             221,600

     8       SHARED VOTING POWER
             0

     9       SOLE DISPOSITIVE POWER
             221,600

    10       SHARED DISPOSITIVE POWER
             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      221,600

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.7%

14    TYPE OF REPORTING PERSON
      CO

CUSIP No. 037347101                    13 D         Page 3 of 15 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     The TCW Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

     7       SOLE VOTING POWER
             0

     8       SHARED VOTING POWER
             221,600

     9       SOLE DISPOSITIVE POWER
             0

    10       SHARED DISPOSITIVE POWER
             221,600

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      221,600

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.7%

14    TYPE OF REPORTING PERSON
      HC, CO

CUSIP No. 037347101                    13 D         Page 4 of 15 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Robert A. Day

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

     7       SOLE VOTING POWER
             221,600

     8       SHARED VOTING POWER
             0

     9       SOLE DISPOSITIVE POWER
             221,600

    10       SHARED DISPOSITIVE POWER
             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      221,600

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.7%

14    TYPE OF REPORTING PERSON
      IN, HC

                                                   Page 5 of 15 Pages
ITEM 1.   SECURITY AND ISSUER

This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of Anworth Mortgage Asset Corp. (the "Issuer"). The address of the principal executive office of the Issuer is 1299 Ocean Avenue, #200, Santa Monica, California 90401.

ITEM 2.   IDENTITY AND BACKGROUND

Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), is a Real Estate Investment Trust that invests in United States agency and other highly rated, single-family real estate adjustable and fixed rate mortgage related assets. The shares of Common Stock to which this Statement relates are owned directly by AXM. TCW Investment Management Company, a California corporation ("TIMCO"), is a management company that manages the day-to-day operations of AXM. This Statement is filed by AXM, The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons").

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services.
TIMCO is a direct wholly owned subsidiary of TCWG.

Daniel K. Osborne, an individual, is the Executive Vice President, Chief Operating Officer and Chief Financial Officer of AXM, and a Senior Vice President of TIMCO, and, as such, has full management and investment authority with respect to the shares of Common Stock owned of record or beneficially by AXM, including the authority to acquire, dispose of and vote shares of Common Stock owned by it.

Mr. Robert Day is the Chairman of the Board and Chief Executive
Officer of TCWG. Mr. Day may be deemed to control TCWG, although he disclaims control of, and beneficial ownership of any Common
Stock beneficially owned by, TCWG.

AXM and TCWG may constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 with respect to their beneficial ownership of the shares of Common Stock to which this Statement relates, although each of AXM and TCWG disclaims membership in such a group.

                                                   Page 6 of 15 Pages
The address of the principal
business and principal office of the Reporting Persons is 865
South Figueroa Street, Suite 1800, Los Angeles, California 90017.

The executive officers of AXM are listed below. The principal business address for each such executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each such executive officer is a citizen of the United States of America.

Philip A. Barach     President & Chief Executive Officer
Jeffrey E. Gundlach  Chief Investment Officer
Daniel K. Osborne    Executive Vice President, Chief Operating
                     Officer & Chief Financial Officer
Joseph J. Galligan   Senior Vice President
David S. Devito      Controller
Michael E. Cahill    Secretary
Philip K. Holl       Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of AXM his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

The executive officers of TCWG are listed below. The principal business address for each such executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each such executive officer is a citizen of the United States of America.

Robert A. Day         Chairman of the Board & Chief Executive
                      Officer
Ernest O. Ellison     Vice Chairman of the Board
Marc I. Stern         President
Alvin R. Albe, Jr.    Executive Vice President, Finance &
                      Administration
Thomas E. Larkin, Jr. Executive Vice President & Group
                      Managing Director
Michael E. Cahill     Managing Director, General Counsel &
                      Secretary
William C. Sonneborn  Managing Director, Chief Financial
                      Officer & Assistant Secretary

Schedule II attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons, nor, with respect to AXM and TCWG, to the best of their knowledge, any of their respective executive officers and directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the close of business on March 22, 2000, AXM had purchased in the aggregate 221,600 shares of Common Stock for a total consideration of $994,075.14, which amount was obtained from its working capital.

ITEM 4.   PURPOSE OF TRANSACTIONS

                                                   Page 7 of 15 Pages

As of the date of this Statement, except as set forth below, none of the Reporting Persons has no present plan or proposal which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the shares of Common Stock covered by this Statement for investment purposes. Each of them and the other entities and individuals referred to herein reserves full discretion to make its or his own investment decisions with respect to the Common Stock owned directly or beneficially by it or him from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to them, general economic conditions and monetary, stock market and regulatory conditions.

The Reporting Persons continue to closely monitor the Issuer's performance. The Reporting Persons and their representatives and advisers intend from time-to-time to discuss the Issuer and its business and management with members of the board of directors and management of the Issuer. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. These communications may include discussions of the Issuer's strategic alternatives. The Reporting Persons may modify their plans in the future, and may exercise any and all of their rights as a shareholder of the Issuer in a manner consistent with their interests.

The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

                                                   Page 8 of 15 Pages
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF
          CLASS:

          The aggregate number of shares of Common Stock owned beneficially by the Reporting Persons is 221,600, representing 9.7% of such class of securities.

     (b)  NUMBER OF SHARES OF COMMON STOCK AS TO WHICH
          REPORTING PERSONS HOLD:

          With respect to AXM and TCWG:

          (i)    Sole power to vote or to direct the vote:  0.
          (ii)   Shared power to vote or to direct the vote:
                 221,600.
          (iii)  Sole power to dispose or to direct the
                 disposition:  0.
          (iv) Shared power to dispose or to direct the disposition: 221,600.

          With respect to Mr. Day:

          (i)    Sole power to vote or to direct the vote:
                 221,600.
          (ii)   Shared power to vote or to direct the vote:  0.
          (iii)  Sole power to dispose or to direct the
                 disposition:  221,600.
          (iv) Shared power to dispose or to direct the disposition: 0.

     (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

          Not applicable.

     (d)  ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO
          RECEIVE OR THE POWER TO DIRECT DIVIDENDS

          Not applicable.

     (e)  DATE ON WHICH THE REPORTING PERSON CEASED TO BE A
          BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS
          OF SECURITIES:

          Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable.
                                                   Page 9 of 15 Pages
ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1  Joint Filing Statement

                                                   Page 10 of 15 Pages
                           SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              March 24, 2000


                              APEX MORTGAGE CAPITAL, INC.



                              By: /s/ Daniel K. Osborne
                              Name:  Daniel K. Osborne
                              Title: Executive Vice President,
                                     Chief Operating Officer
                                     and Chief Financial Officer


                              THE TCW GROUP, INC.



                              By: /s/ Michael E. Cahill
                              Name:  Michael E. Cahill
                              Title: Managing Director, General
                                     Counsel & Secretary


                              ROBERT A. DAY



                              By: /s/ Michael E. Cahill
                              Name:  Michael E. Cahill
                              Title: Authorized Signatory

                                                   Page 11 of 15 Pages

                           SCHEDULE I

        BOARD OF DIRECTORS OF APEX MORTGAGE CAPITAL, INC.

All of the following individuals are directors of Apex Mortgage
Capital, Inc.  Each director is a citizen of the United States of
America:

PETER G. ALLEN
Investment Banker
264 Conway Avenue
Los Angeles, CA  90024

JOHN C. ARGUE
Of Counsel
Argue Pearson Harbison & Myers
444 South Flower Street
Los Angeles, CA  90071

PHILIP A. BARACH
President and Chief Executive Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

THE HON. JOHN A. GAVIN
Chairman, Gamma Holdings
10263 Century Woods Drive
Los Angeles, CA  90067

CARL C. GREGORY, III
Chairman and Chief Executive Officer
West Capital Financial Services Corp.
5775 Roscoe Court
San Diego, CA  92123

JEFFREY E. GUNDLACH
Vice Chairman and Chief Investment Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

                                                   Page 12 of 15 Pages

                           SCHEDULE II

            BOARD OF DIRECTORS OF THE TCW GROUP, INC.

All of the following individuals are directors of The TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise indicated below:

JOHN M. BRYAN
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, CA 94111

ROBERT A. DAY
Chairman of the Board, Chairman and Chief Executive Officer
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner
Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
Chairman of the Board
Applied Magnetics Corporation
6054 LaGoleta Road
Goleta, CA 93117

CARLA A. HILLS
1200 19th Street, N.W., Suite 201
Washington, DC 20036

DR. HENRY A. KISSINGER
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY 10022

THOMAS E. LARKIN, JR.
President Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

KENNETH L. LAY
Enron Corp.
1400 Smith Street
Houston, TX 77002-7369

MICHAEL T. MASIN, ESQ.
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT 06904

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA 91804

ROBERT G. SIMS
Private Investor
11770 Bernardo Plaza Court, Suite 108
San Diego, CA 92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017
                                                   Page 14 of 15 Pages

YASUYUKI TAYAMA
Managing Director
The Yusad Fire and Marine Insurance Company, Limited
26-1, Nishi-Shinjuku
Shinjuku-Ku, Toyko, 112-0014 Japan
(Citizen of Japan)

                                                   Page 15 of 15 Pages

                            EXHIBIT 1

                     JOINT FILING STATEMENT

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of them and that all subsequent amendments to such Statement on Schedule 13D may be filed on behalf of each of them without the necessity of entering into or filing any additional joint filing statements. The undersigned acknowledge that each of them will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning each of them, respectively, contained herein and therein, but will not be responsible for the completeness and accuracy of the information concerning the others of them, except to the extent that the undersigned know or have reason to believe that such information is inaccurate.

                              March 24, 2000


                              APEX MORTGAGE CAPITAL, INC.



                              By: /s/ Daniel K. Osborne
                              Name:  Daniel K. Osborne
                              Title: Executive Vice President,
                                     Chief Operating Officer
                                     and Chief Financial Officer



                              THE TCW GROUP, INC.



                              By: /s/ Michael E. Cahill
                              Name:   Michael E. Cahill
                              Title:  Managing Director, General
                                      Counsel & Secretary


                              ROBERT A. DAY



                              By: /s/ Michael E. Cahill
                              Name:  Michael E. Cahill
                              Title: Authorized Signatory